UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 GLIATECH, INC.
                        ---------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                        ---------------------------------
                         (Title of Class of Securities)

                                    37929C103
                                 ---------------
                                 (CUSIP Number)

                                  July 28, 1999
                     ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [X ]     Rule 13d-1(b)
                  [  ]     Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 7 Pages

                                  SCHEDULE 13G

CUSIP No. 37929C103                                           Page 2 of 7 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SHAKER INVESTMENTS MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  OHIO

                           5        Sole Voting Power
 Number of                                   88,022
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                        0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                    88,022
    With
                           8        Shared Dispositive Power
                                                  0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                             88,022

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    .91%

12       Type of Reporting Person*

                 IA; PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 37929C103                                           Page 3 of 7 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SHAKER INVESTMENTS, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  OHIO

                           5        Sole Voting Power
 Number of                                   88,022
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                        0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   476,406
    With
                           8        Shared Dispositive Power
                                                  0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            476,406

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [ ]

11       Percent of Class Represented By Amount in Row (9)

                                   4.93%

12       Type of Reporting Person*

                 IA; CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 7 Pages


Item 1(a)           Name of Issuer:

                    Gliatech, Inc. (the "Issuer").

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    23420 Commerce Park Road, Cleveland, Ohio 44122.

Item 2(a)           Name of Person Filing:

                    This  statement is filed on behalf of each of
                    the  following   persons   (collectively  the
                    "Reporting Person"):

                    (i)  Shaker    Investments    Management,    L.P.   ("Shaker
                         Management") and

                    (ii) Shaker Investments, Inc. ("Shaker Investments")


Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    (1)  The  address  and   principal   business
                         office of Shaker Management is 801 Tower
                         East,    20600    Chagrin     Boulevard,
                         Cleveland, Ohio 44127.

                    (2)  The  address  and   principal   business
                         office  of  Shaker  Investments  is  801
                         Tower  East,  20600  Chagrin  Boulevard,
                         Cleveland, Ohio 44127.

Item 2(c)           Citizenship:

                    (1) Shaker Management is an Ohio limited partnership.

                    (2)   Shaker    Investments    is   an   Ohio
corporation.

                                                              Page 5 of 7 Pages


Item 2(d)           Title of Class of Securities:

                         Common  Stock,   $0.01  par  value  (the
"Shares").

Item 2(e)           CUSIP Number:

                         37929C103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         This Item 3 is not applicable.

Item 4.             Ownership:

Item 4(a)           Amount Beneficially Owned:

                    (i) As of December 31, 1998, Shaker Management may be deemed to be the beneficial owner of 88,022 Shares held for the account of 3 private investment funds for which Shaker Management acts as the investment advisor.

                    (ii) As  of   December   31,   1998,   Shaker
                         Investments may be deemed to be the beneficial owner of 476,406 Shares held for the account of 3 private investment funds and various managed accounts for which Shaker Investments acts as the investment advisor.

Item 4(b)           Percent of Class:

                    (i) The number of Shares of which Shaker Management may be deemed to be the
                         beneficial       owner       constitutes
                         approximately .91% of the total number of shares outstanding.

                    (ii) The  number of  Shares  of which  Shaker
                         Investments  may  be  deemed  to be  the
                         beneficial       owner       constitutes
                         approximately 4.93% of the total number of shares outstanding.

                                                              Page 6 of 7 Pages


Item 4(c) Number of shares as to which such person has:

                                           Shaker Management  Shaker Investments
                                           -----------------  ------------------

(i)   Sole power to vote or to direct the vote:          88,022           88,022

(ii)  Shared power to vote or to direct the vote:             0                0

(iii) Sole power to dispose or to direct the
      disposition of:                                    88,022          476,406

(iv)  Shared power to dispose or to direct the
      disposition of:                                         0                0

Item 5.        Ownership of Five Percent or Less of a Class:

                    If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [x].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

                    (i) The shareholders or partners of each of the two funds for which Shaker Management acts as investment advisor, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective funds or managed accounts in accordance with their ownership interests in the funds.

                    (ii) The shareholders, partners or principals
                         of  each  of  the  two  funds,  and  the
                         managed   accounts   for  which   Shaker
                         Investments acts as investment  advisor,
                         have  the  right to  participate  in the
                         receipt of dividends  from,  or proceeds
                         from the sale of,  the  Shares,  held by
                         the respective funds or managed accounts
                         in  accordance   with  their   ownership
                         interests   in  the  funds  or   managed
                         accounts.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

                    This Item 7 is not applicable.

Item 8.       Identification and Classification of Members of the Group:

                    This Item 8 is not applicable.

                                                               Page 7 of 7 Pages

Item 9.       Notice of Dissolution of Group:

                    This Item 9 is not applicable.

Item 10.      Certification:

By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  August 10, 1999            SHAKER INVESTMENTS MANAGEMENT, L.P.

                                  By:   Shaker Investments Management, LLC
                                        Its General Partner


                                        By:  /S/ David Webb
                                             ------------------------------
                                             Managing Member


Date:  August 10, 1999            SHAKER INVESTMENTS, INC.

                                  By:  /S/ David Webb
                                       ------------------------------